December 4, 2024

Naveen Chopra
President and Chief Financial Officer
New Pluto Global, Inc.
c/o Paramount Global
1515 Broadway
New York, New York 10036

        Re: New Pluto Global, Inc.
            Registration Statement on Form S-4
            Filed November 4, 2024
            File No. 333-282985
Dear Naveen Chopra:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. Here, in the Questions and Answers section, and Summary section, revise as appropriate to highlight that the holders of the New Paramount Class A shares will be entitled to one vote and that the holders of the New Paramount Class B shares will have no voting rights. In addition, revise your risk factor disclosure to address the risks associated with a dual class capital structure and management's voting control of the company and that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment.
 December 4, 2024
Page 2
2. We note that "Entities controlled by the Ellison family will hold approximately 77.5%
       of the New Paramount Class A common stock indirectly through their collective approximate 77.5% ownership interest in NAI." Expand your discussion to highlight that you intend to rely on the controlled company exemption under the Nasdaq corporate governance standards.
Questions and Answers about the Transactions
Q: Why did the Paramount Board form a special committee of independent directors?, page 9

3. We note your disclosure about how the interests of the directors and officers of
       Paramount in the transactions may differ from the interests of Paramount shareholders. Please expand your disclosure here and in your risk factors to
       summarize the interests, how those interest may differ from shareholders, and identify any resulting risks.
The Transactions, page 26

4. Please revise your corporate structure chart to reflect the ownership and aggregate voting rights held for each of the entities listed, as applicable. Please also indicate the percentages held by the Ellison and Redstone families.
Risk Factors
Risks Relating to New Paramount After Completion of the Transactions, page 67

5. We note that this transaction would constitute the initial public offering of the
       combined company   s equity securities. As such, please add a risk
factor highlighting
       the risks of going public through a merger rather than an underwritten offering. These risks may include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Background of the Transactions
Certain Unaudited Prospective Financial Information, page 150

6. With respect to the Paramount and Skydance prospective financial information, revise to disclose and quantify each material assumption underlying the projections. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.
Accounting Treatment for the Transactions and Related Pro Forma Adjustments, page 166

7. Please clarify your disclosure and explain to us the basis for your conclusion that at the time of the merger, both Skydance and Paramount will be under common control.
       Please identify for us the members of the Ellison family and explain the family relationships. Also, with respect to each family member, indicate their respective ownership interests in both Skydance and NAI. If applicable, disclose if control rests with immediate family members or if there is contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists. December 4, 2024
Page 3
Key Performance Indicators/Non-GAAP Measures, page 223

8. In regard to Adjusted OBIDA and Adjusted EBITDA, please explain, in quantitative detail, what is included in Transaction costs.
New Paramount Unaudited Pro Form Condensed Combined Financial Statements, page
237

9. Based on disclosure on page 6, we note that Transactions "means, collectively, the
      Mergers, the Blocker Contribution and Exchange, the PIPE Transaction and the other transactions contemplated by the Transaction Agreement (other than the NAI
      Transaction)." Please clarify how each of these transactions are reflected in your pro forma financial statements.
10. We note as part of the Transaction Agreement, the Skydance Membership Units will be converted into New Paramount Class B common shares. Please clarify if this includes the units held by the Ellison family and if so, disclose the number of New
      Paramount Class B common shares that will be held by them.
11. Please disclose on page 243 and elsewhere, as applicable, when the Ellison family obtained control of Skydance and clarify whether the historic financial statements of
      Skydance reflect the Ellison family cost basis.
12. Regarding adjustments 3 and 5 you are assuming "all eligible holders of Paramount
      Class A common stock will elect to receive the Class A Cash Consideration and holders of Paramount Class B common stock make cash elections with respect to a number of shares of Paramount Class B common stock that is in the aggregate equal to at least the Maximum Class B Cash Share Number." Tell us how you considered disclosing a range in accordance with Rule 11-02(a)(10) of Regulation S-X and revise accordingly.
13. With regard to footnote (f) on page 248, tell us why you believe it is appropriate to assume "that the value of NAI's net assets other than Paramount common stock is equal to the value of NAI debt."
14. We refer to footnote 3(a) and that the fair value of property and equipment increases by $1,059 million yet depreciation and amortization expense is being reduced by $10 million and $22 million for the six months ended June 30, 2024 and year ended
      December 31, 2023. Please expand your disclosure to quantitatively explain the expense adjustment. Disclose if useful lives estimates are changing and the basis for the change.
15. Please expand footnote 3(i) to explain how Paramount's noncontrolling interests at fair value was determined.
16. We note the disclosure in footnotes (5f) and (5g) on page 255. Please clarify how you are accounting for the acquisition of the non-controlling interest in Skydance and advise us.
17.   Please present footnote 5(i) in a tabular format showing details of the
421.6 million
      share adjustment.
18. Please show the details of adjustments 6(a) to 6(f) in a tabular format that reconciles to the adjustments in the unaudited pro forma financial statements. December 4, 2024
Page 4
19. Regarding adjustment 6(b), please provide more detailed information regarding the estimated transaction-related bonuses for Skydance and Paramount. Describe how you came up with the estimate and who will receive the bonuses.
20. Please reconcile adjustments 7 in the unaudited pro forma financial statements to the footnote description of footnote 7 on page 256. If amounts have been combined, show the detail in a tabular format.
Skydance Media, LLC
Notes to Condensed Consolidated Financial Statements
8. Related-Party Transactions, page F-15

21. Please expand your disclosure on page F-15 and F-33 to discuss all related party information in accordance with ASC 850-10-50.
10. Profits and Interests, page F-15

22. Please disclose detailed information about the Phantom Units in accordance with ASC
       710-10-50. Explain to us how they were considered in your pro forma financial statements.
11. Equity, page F-16

23. Please disclose more detail about the Second Amended and Restated agreement of
       Skydance Sports, LLP dated April 6, 2023. Disclose if the transactions contemplated in this filing can trigger rights noted in the agreement.
9. Commitments and Contingencies, page F-33

24. With regard to your film commitments, please disclose the value of your unconditional purchase obligations that have not been recognized on the balance
       sheet, unless the aggregate commitment for all such obligations is immaterial. We refer to guidance in ASC 440-10-50. Disclose this information for all periods presented.
General

25. Please update your financial statements for the nine months ended September 30,
       2024.
26. We note that other than the specified NAI stockholders, existing Paramount Class A common stock holders will have the option to convert their shares into $23.00 cash consideration or 1.5333 shares of New Paramount Class B common stock with no voting rights. In an appropriate location, please revise to discuss the current voting rights of holders of Paramount Class A common stock and to quantify the number of shares of the Paramount Class A common stock that will be converted to cash or nonvoting New Paramount Class B common stock at the completion of the offering, and the impact on the capital structure and overall voting control of the company before and after the transaction.
 December 4, 2024
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-
3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Hui Lin, Esq.